EXHIBIT 99.1

NewsRelease

TransCanada pleased that Keystone XL regulatory process continues to move forward

Washington, DC (March 15, 2011) - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today confirmed that the regulatory process for the Keystone XL pipeline has now entered the final stages of review by the U.S. Department of State.

“Keystone XL has been under review since 2008 and we are confident we have addressed the major questions raised by regulators and government agencies,” said Russ Girling, TransCanada’s president and chief executive officer. “We expect a final regulatory decision for this project by late 2011 and we are pleased the Department of State has committed it will conclude its review of Keystone XL by the end of the year. The Keystone expansion is expected to be operational in 2013.”

Since 2008, TransCanada has held over 90 open houses and public meetings along the pipeline route; given hundreds of hours of testimony to local, state and federal officials and submitted thousands of pages of information to government agencies in response to questions. The Department of State concluded in the spring of 2010 that Keystone XL would have limited impact on the environment during construction and operation.

“A growing number of opinion leaders, elected officials, labour unions, associations and members of the public are showing their support for Keystone XL,” added Girling. “Instability and unrest in Libya and other parts of the Middle East demonstrate the need for the U.S. to receive a safe, secure, stable supply of oil – Keystone XL will provide that. The project will help put America back to work, creating 20,000 jobs and injecting billions into the U.S. economy.”

The U.S. Department of Energy stated in a recent study that ‘Increased Canadian oil imports will help reduce U.S. imports of foreign oil from sources outside of North America’. This supports TransCanada’s point that we can reduce America’s dependence on oil from Venezuela and the Middle East by up to 40 per cent with the Keystone XL pipeline. As the American GI Forum of Texas recently pointed out, the oil that the Keystone system will deliver is ‘conflict free.’

The study also confirmed that the construction of Keystone XL would not change global refinery carbon dioxide or total life cycle greenhouse gas emissions. Earlier analysis by The Perryman Group out of Texas regarding the economic benefits of the project concluded that:

•	More than $585 million in new taxes will go to the states and communities along the pipeline route

•	An additional $5.2 billion in property taxes will be paid over the operating life of the pipeline

•	More than $6.5 billion in personal income will go to Americans

•	U.S.-based producers will have new options to move crude oil to American refineries.

“Keystone XL is a shovel-ready project that is funded completely by private sector investment at no cost to American taxpayers,” concluded Girling. “It will be a safe, modern and leading-edge pipeline and we have provided the Department of State and other agencies with the facts regarding Keystone XL’s design, safety, operating procedures and limited environmental impact.”

With more than 50 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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